January 8, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE: Seligman Growth Fund, Inc.

    Post-Effective Amendment No. 93
    File No. 2-10836/811-00229

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 93 on Form N-1A pursuant to Rule 485(a)(1) to comply with the amendments to Form N-1A.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Erin Nygard at 612-671-2543.

Sincerely,


/s/ Scott R. Plummer
-------------------------------------
Scott R. Plummer
Vice President, General Counsel and Secretary
Seligman Growth Fund, Inc.